LUSE GORMAN, PC

ATTORNEYS AT LAW

5335 WISCONSIN AVENUE, N.W., SUITE 780

WASHINGTON, D.C. 20015

TELEPHONE (202) 274-2000

FACSIMILE (202) 362-2902

www.LuseLaw.com

WRITER’S DIRECT DIAL NUMBER	WRITER’S E-MAIL
(202) 274-2031	glax@luselaw.com

October 4, 2017

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549-3561

Attn: Jessica Livingston, Staff Attorney

Re:	Metropolitan Bank Holding Corp.
Registration	Statement on Form S-1 (CIK No. 0001476034)

Dear Ms. Livingston:

On behalf of Metropolitan Bank Holding Corp. (the “Company”) we file herewith a revised copy of the above-referenced Draft Registration Statement (the “Revised Registration Statement”) via the Securities and Exchange Commission’s (the “Commission”) EDGAR system. In this letter, we respond to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Commission contained in the Staff’s letter dated September 27, 2017 (the “Comment Letter”).

Set forth below are the Company’s responses to the comments in the Comment Letter. For the convenience of the Staff, the Company has restated in this letter each of the comments in the Comment Letter and numbered each of the responses to correspond to the numbers of the comments. Capitalized terms used but not defined herein have the meanings given to them in the Revised Registration Statement. All references to page numbers and captions (other than those in the Staff’s comments) correspond to the page numbers and captions in the Revised Registration Statement.

General

1.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

LUSE GORMAN, PC

Jessica Livingston, Staff Attorney

Securities and Exchange Commission

October 4, 2017

The Company advises the Staff that neither it nor anyone authorized to do so on its behalf has presented any written communication, as defined in Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”), to potential investors in reliance on Section 5(d) of the Securities Act in connection with the proposed offering of the Company’s securities.  The Company undertakes to provide to the Staff copies of any such written communications that it, or anyone authorized to do so on its behalf, presents to potential investors in reliance on Section 5(d) of the Securities Act.

Summary

Our Competitive Strengths, page 3

2.	The disclosure in the summary should be a balanced presentation of your business. Please balance the description of your competitive strengths with equally prominent disclosure of the challenges you face and the risks and limitations that could harm your business. For example, and without limitation, please balance your discussion with a discussion of the added risks of business concentration in New York, commercial lending, pre-paid card deposits and targeting medium-sized business as loan clients. In this regard, we note your disclosure in the first two risk factors on page 14, last risk factor on page 15, and, risk factors on pages 18, 26, and 27 related to prepaid cards.

The disclosure on pages 3, 4, 6, 8, 79, and 80 has been revised in response to the Staff’s comment.

Risk Factors, p. 14

3.	Please add a risk factor on the unseasoned nature of your loan portfolio disclosing the average age of loans in each major lending category or advise how it was determined not to include such disclosure.

The disclosure on page 15 has been revised in response to the Staff’s comment.

The occurrence of fraudulent activity, breaches or failures….page 24

4.	Clarify whether you have experienced any of the referenced types of breaches.

The disclosure on page 24 has been revised in response to the Staff’s comment.

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LUSE GORMAN, PC

Jessica Livingston, Staff Attorney

Securities and Exchange Commission

October 4, 2017

Use of Proceeds

5.	Please quantify how much you expect your lending limit to increase as a result of your increased capital to provide greater context and clarity to this disclosure. Please refer to Item 504 of Regulation S-K.

The disclosure on page 39 has been revised in response to the Staff’s comment.

6.	We note that you anticipate using net proceeds to finance strategic acquisitions. Please also give a brief description of any acquisition strategy, including the types of opportunities you intend to explore, or clarify that management has not yet determined on a particular strategy.

The disclosure on page 39 has been revised in response to the Staff’s comment.

7.	We also note disclosure on page 83 that “you seek out customers on a nationwide basis,” and disclosure on page 84 that the majority of your loans are in the New York metro area. If there will be a strategy for nationwide lending, please discuss here and elsewhere, as applicable.

The disclosure on page 83 has been revised in response to the Staff’s comment.

* * *

The Company believes the foregoing provides a complete response to the Comment Letter. If you have questions regarding the foregoing or require any additional information, please do not hesitate to contact the undersigned at (202) 274-2031.

Very truly yours,

/s/ Gary A. Lax

cc:	Mark DeFazio, President and Chief Executive Officer
Michael Brown, Esq.
Megan McKinney, Esq.
Richard D. Truesdell, Jr., Esq.
Shane Tintle, Esq.

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